Resolution regarding Potential Inclusion of Kumho Investment Bank as a Subsidiary of
Woori Finance Holdings

On March 29, 2013, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed a resolution to approve the plan to purchase unsubscribed shares of Kumho Investment Bank issuable in a proposed rights offering at a price of KRW 500 per share, and to include Kumho Investment Bank as a subsidiary of Woori Finance Holdings. The execution of such plan is subject to the condition that Woori Finance Holdings is able to become the largest shareholder of Kumho Investment Bank with an equity ownership of at least 30% by purchasing such unsubscribed shares. Such rights offering is expected to commence following the completion of a 3.3 to 1 reduction of capital of Kumho Investment Bank, which is currently in progress.